Exhibit 21.1

List of Significant Subsidiaries and Branches of

M17 Entertainment Limited

Subsidiaries	Place of Incorporation

Paktor Pte. Ltd.	Singapore

Gaigai Pte Ltd.	Singapore

Machipopo, Inc.	British Virgin Islands

17 Media (H.K.) Limited	Hong Kong

Paktor MY Sbn Bhd	Malaysia

17 Media Japan Inc.	Japan

Branches	Place of Incorporation

Paktor Pte. Ltd. Taiwan branch	Taiwan

Machipopo, Inc. Taiwan branch	Taiwan